UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AIRNET COMMUNICATIONS CORPORATION
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

00941 P 10 6
(CUSIP Number)

December 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Harris Corporation, a Delaware corporation I.R.S. Identification Number 34-0276860		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) Not Applicable	(a) ☐ (b) ☐	
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION Corporation organized under the laws of the State of Delaware.		

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,443,535
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,443,535

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,443,535 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.4%
12	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) VFC Capital, Inc., a Delaware corporation I.R.S. Identification Number 52-2029396		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) Not Applicable	(a) ☐ (b) ☐	
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION Corporation organized under the laws of the State of Delaware.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -	
	6	SHARED VOTING POWER 3,443,535	
	7	SOLE DISPOSITIVE POWER - 0 -	
	8	SHARED DISPOSITIVE POWER 3,443,535	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,443,535 Shares		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions) Not Applicable		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.4%		
12	TYPE OF REPORTING PERSON (See Instructions) CO		

Item 1(a) **NAME OF ISSUER:**

Airnet Communications Corporation

Item 1(b) **ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:**

3950 Dow Road, Melbourne, Florida 32934

Item 2(a) **NAME OF PERSON FILING:**

This statement is being filed by Harris Corporation. VFC Capital, Inc. is a wholly-owned subsidiary of Harris Corporation and the record owner of the shares of Common Stock of Airnet Communications Corporation.

Item 2(b) **ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:**

1025 West NASA Boulevard, Melbourne, Florida 32919

Item 2(c) **CITIZENSHIP:**

Corporation organized under the laws of the State of Delaware

Item 2(d) **TITLE OF CLASS OF SECURITIES:**

Common Stock, par value $.001 per share.

Item 2(e) **CUSIP NUMBER:**

00941 P10 6

Item 3. NOT APPLICABLE

Item 4. **OWNERSHIP:**

(a) Amount beneficially owned:

3,443,535 Shares

(b) Percent of class:

14.4%

(c) Number of shares as to which the Reporting Persons have:

(i) Sole power to vote or to direct the vote – 3,443,535 (41,707 of the indicated beneficially owned shares consist of shares issuable upon exercise of warrants to purchase such shares)

(ii) Shared power to vote or direct the vote – 0

(iii) Sole power to dispose or to direct the disposition of – 3,443,535 (41,707 of the indicated beneficially owned shares consist of shares issuable upon exercise of warrants to purchase such shares)

(iv) Shared power to dispose or to direct the disposition of – 0

Item 5.   **OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:**

NOT APPLICABLE

Item 6.   **OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:**

NOT APPLICABLE

Item 7.   **IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:**

NOT APPLICABLE

Item 8.   **IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:**

NOT APPLICABLE

Item 9.   **NOTICE OF DISSOLUTION OF GROUP:**

NOT APPLICABLE

Item 10.   **CERTIFICATION:**

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, Harris Corporation certifies that the information set forth in this statement is true, complete and correct.

February 10, 2003
(Date)

HARRIS CORPORATION

By: /s/ DAVID S. WASSERMAN
Name: David S. Wasserman
Title: Vice President - Treasurer

VFC CAPITAL, INC.

By: /s/ DAVID S. WASSERMAN
Name: David S. Wasserman
Title: Vice President-Treasurer

EXHIBIT INDEX

Exhibit

Exhibit A: Agreement of Joint Filing

Exhibit A

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 10, 2003, containing the information required by Schedule 13G, for the 3,443,535 shares of the Common Stock of Airnet Communications Corporation held by VFC Capital, Inc.

Dated: February 10, 2003

HARRIS CORPORATION

By: /s/ DAVID S. WASSERMAN
Name: David S. Wasserman
Title: Vice President - Treasurer

VFC CAPITAL, INC.

By: /s/ DAVID S. WASSERMAN
Name: David S. Wasserman
Title: Vice President-Treasurer